UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No. ______)*

                        OLD LINE BANCSHARES, INC.
______________________________________________________________________________
                             (Name of Issuer)


                              COMMON STOCK
______________________________________________________________________________
                     (Title of Class of Securities)


                               67984M 10 0
______________________________________________________________________________
                             (CUSIP Number)


                           John Sheldon Clark
                       1633 Broadway, 30th Floor
                        New York, New York 10019
                            (212) 707-8771
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          September 15, 2003
______________________________________________________________________________
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

CUSIP No. 67984M 10 0                13D                     Page 2 of 6 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    John Sheldon Clark
    ###-##-####
------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
                                                      (b) [ ]
------------------------------------------------------------------------------

3   SEC USE ONLY

------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    PF

------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                    [ ]

------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------

                   7   SOLE VOTING POWER

                       34,000

                   -----------------------------------------------------------
 NUMBER OF SHARES  8   SHARED VOTING POWER
   BENEFICIALLY
 OWNED BY EACH         0
 REPORTING PERSON
     WITH          -----------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER

                       34,000

                   -----------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0

------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,000

------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]


------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.81%

------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

    IN

------------------------------------------------------------------------------


CUSIP No. 67984M 10 0                13D                     Page 3 of 6 Pages



Item 1.  Security and Issuer.
-----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock ("Common Stock") of Old Line Bancshares, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 2995 Crain Highway, Waldorf, Maryland 20601. The Issuer is the parent holding company of Old Line Bank (the "Bank"). The Bank reorganized into the holding company structure (the "Reorganization") effective September 15, 2003 and in connection therewith effected a stock for stock exchange. Each share of Bank common stock was exchanged for one share of the Issuer's Common Stock in the Reorganization.

Item 2.  Identity and Background.
---------------------------------

     (a)  John Sheldon Clark ("Reporting Person").

     (b) The Reporting Person's residence address is 305 Lakeshore Road, Shady Shores, Texas 76208. The Reporting Person's office address is 1633 Broadway, 30th Floor, New York, New York 10019.

     (c) The Reporting Person's principal occupation is as an individual private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     The Reporting Person beneficially owns 34,000 shares of Common Stock held directly. All purchases by the Reporting Person were made with personal funds. No part of the consideration obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock is or will be borrowed. The total consideration for all of the shares of Common Stock acquired to date by the Reporting Person, is approximately $887,000.

CUSIP No. 67984M 10 0                13D                     Page 4 of 6 Pages


Item 4.  Purpose of Transaction.
--------------------------------

     The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person will continually evaluate the business, financial condition and business prospects of the Issuer as well as conditions in the economy and the banking industry in general with a view toward determining whether to hold, decrease or add to his investment in the Common Stock.

     The Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a)  The Reporting Person beneficially owns 34,000 shares of Common
Stock which represents approximately 5.81% of the outstanding shares of Common Stock (based upon 585,631.5 shares issued and outstanding as of June 30, 2003 of the Bank's common stock).

     (b) The Reporting Person has sole voting and dispositive power with respect to all 34,000 shares of Common Stock.

CUSIP No. 67984M 10 0                13D                     Page 5 of 6 Pages


     (c) The Reporting Person had the following transactions in the Bank's common stock during the last 60 days. The Reporting Person did not have any other transactions in the Bank's common stock prior to the Reorganization nor has the Reporting Person had any transactions in the Issuer's securities subsequent to the Reorganization.



     Date                         Amount                    Price Per Share
   -------                        ------                    ---------------

    6/9/03                        20,000                        $25.00

   7/18/03                         1,570                         27.25

   8/20/03                         5,202                         28.00

   8/21/03                         7,228                         27.50


     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------------

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Not applicable.

CUSIP No. 67984M 10 0                13D                     Page 6 of 6 Pages

                                Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                                 /s/ John Sheldon Clark
                                                 ----------------------
                                                 John Sheldon Clark




                                                 Date: September 24, 2003